"NIZHNEKAMSKNEFTEKHIM"
OAO
423574, Nizhnekamsk
Tatarstan, Russia



"НИЖНЕКАМСКНЕФТЕХИМ"
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
423574, г. Нижнекамск
Республика Татарстан

Tel. (8555) 37-78-30, 37-73-57; Fax (8555) 37-93-09, (495) 981-70-55, E-mail: nknh@nknh.ru

№ 9363/39-4-2 "12" March 2010 г.





Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: OAO "Nizhnekamskneftekhim"
Exemption No.: 82-4791

SUPPL

Dear Sir or Madam:

In connection with OAO Nizhnekamskneftekhim's exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii) please find enclosed herein.

Announcement
of holding a general meeting of shareholders
of OAO Nizhnekamskneftekhim on April 15, 2010.

Open joint-stock company Nizhnekamskneftekhim (OAO Nizhnekamskneftekhim, location: Nizhnekamsk, the Republic of Tatarstan, 423570) reports of holding the annual general meeting of shareholders on April 15, 2010 in Nizhnekamsk, A-12 building of central office of OAO Nizhnekamskneftekhim, in the meeting hall.

The meeting shall be held in the form of the presence of the shareholders and the voting bulletins shall be sent to the shareholders in advance.

The meeting shall begin at 10:00 am (Moscow time).

Registration of shareholders – participants of the meeting is at 8:00 am (Moscow time).

The date of making a list of persons having the right to participate in the annual general meeting of the shareholders of OAO Nizhnekamskneftekhim shall be February 25, 2010, 18:00 (Moscow time).

dlw 4/22

AGENDA:

1. About approval of the annual report and the annual financial statements including the profit and loss account of OAO Nizhnekamskneftekhim based on the results of financial year of 2009.
2. About distribution of profits of OAO Nizhnekamskneftekhim including payment (declaration) of dividends based on the results of financial year of 2009.
3. About election of the board members of OAO Nizhnekamskneftekhim.
4. About election of the audit commission of OAO Nizhnekamskneftekhim.
5. About approval of the auditing company of OAO Nizhnekamskneftekhim.
6. Amendments and riders to the Statute of OAO Nizhnekamskneftekhim and approval of a rephrased Statute.
7. Amendments and riders to the in-house documents governing the activities of OAO Nizhnekamskneftekhim subdivisions and approval of rephrased in-house documents.

The mail address where the completed voting bulletins may be sent is: OAO Nizhnekamskneftekhim, Nizhnekamsk, the Republic of Tatarstan, 423574.

The filled in voting bulletins should be submitted to (received by) OAO Nizhnekamskneftekhim not later than two days prior to the date the annual general shareholders meeting is held (i.e. April 13, 2010). The shareholders are considered to be the participants of the annual general shareholders meeting if registered for participation on the date of the meeting and the shareholders whose bulletins were received before April 13, 2010.

Information (materials) of the meeting shall be available for familiarization in the department of corporate property and investments of OAO Nizhnekamskneftekhim at the address: OAO Nizhnekamskneftekhim, Nizhnekamsk, the Republic of Tatarstan, 423570 (building A-12 of central office of OAO Nizhnekamskneftekhim) from March 27 through April 15, 2010 from 9:00 to 15:00 (Moscow time, excluding days off and holidays). Telephones for inquiries: (8555) 37-70-11; 37-56-04; fax: (8555) 37-94-41.

Board of Directors of OAO Nizhnekamskneftekhim

Sincerely yours,



Deputy General Director -
Head of Department of Corporate Property & Investment
OAO "Nizhnekamskneftekhim" **I.V. Larionov**